898 Veterans Memorial Highway Suite 560 Hauppauge, NY 11788 631.537.1000 Ext. 7348 www.dime.com
November 26, 2024
Via EDGAR
Office of Finance
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:   Dime Community Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-34096

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated November 19, 2024 (the “Comment Letter”) from the Office of Finance (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to Avinash Reddy, Senior Executive Vice President and Chief Financial Officer of Dime Community Bancshares (the “Company”), regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2023 filed on February 22, 2024 (the “Form 10-K”).

For the convenience of the Staff's review, we have set forth the comments contained in the Comment Letter in bold and italics, followed by the response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Loan Portfolio Composition, page 32

1.
We note from your tabular disclosure on page 32, that the combination of your multifamily residential and residential mixed-use, commercial real estate (“CRE”) and acquisition, development, and construction loans represent a significant portion of your total loan portfolio as of December 31, 2023. We further note your disclosures on page 54 including that repayment of multifamily residential loans is dependent, in significant part, on cash flow from the collateral property sufficient to satisfy operating expenses and debt service, existing New York City Rent Regulation and Rent Stabilization laws, and with respect to CRE loans that repayment is often dependent upon successful operation or management of the collateral properties, as well as the success of the business and retail tenants occupying the properties. Please revise future filings to address the following:

•
Further disaggregate the composition of your CRE loan and multifamily residential and residential mixed-use portfolios at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor’s understanding of credit risk in your loan portfolios. Relevant other concentrations could include disaggregated disclosure by current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, exposure by borrower/collateral type, such as office, retail, hotel, and percentage of your portfolio subject to rent regulation.

•	Describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current multi-family and commercial real estate environment.

Company Response: The Company acknowledges the Staff's comments and confirms its commitment to enhancing future disclosures.  In future filings, the Company will further disaggregate the composition of the Commercial Real Estate and multifamily portfolios to ensure meaningful information is available to support an investor's understanding of the credit risk within the Company's loan portfolio.  Additionally, the Company will include discussion of risk management policies, procedures, or actions as they relate to the current environment.

Sincerely,

/s/ Avinash Reddy Avinash Reddy Senior Executive Vice President and Chief Financial Officer